SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

14 November 2003

03037870

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

NOV 28 2003

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours faithfully

SUPPL

Monica Poh (Ms)
Senior Legal Counsel

Encs.

dw 12/3

/Announcement/Submission to SEC/MP/at

MASNET No. 18 OF 13.11.2003
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement Pursuant To Clause 704 Of The SGX Listing Manual - Voluntary Liquidation of SingTel Japan Co., Ltd.

Singapore Telecommunications Limited ("SingTel") wishes to announce that SingTel Japan Co., Ltd. ("SingTel Japan"), a wholly-owned subsidiary of SingTel, is in voluntary liquidation as a result of rationalisation, and has appointed Mr Lim Kian Soon as its liquidator.

SingTel's business activities in Japan are currently operating and will continue to operate under Singapore Telecom Japan Co., Ltd. ("Singapore Telecom Japan"), another wholly-owned subsidiary of SingTel.

Singapore Telecom Japan was incorporated on 6 November 1995 to provide service based telecommunications and related services, while SingTel Japan was incorporated on 1 April 1999 to provide facilities based telecommunications and related services. Pursuant to a relaxation of the telecommunications regulations in Japan, SingTel Japan's business was consolidated under Singapore Telecom Japan on 31 July 2002. Since then, SingTel Japan has been dormant.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated : 13 November 2003

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 13/11/2003 to the SGX

MASNET No. 11 OF 12.11.2003
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- DISPOSAL OF SHARES IN GLOBE TELECOM, INC.

Singapore Telecommunications Limited ("SingTel") wishes to announce that its wholly-owned subsidiary, Singapore Telecom International Pte Ltd ("STI") and Ayala Corporation ("Ayala"), have each sold 3,750,000 common shares in Globe Telecom, Inc. ("Globe") in the open market for a cash consideration of P765 per share. In arriving at the sale consideration, STI took into account Globe's open market value. The Globe shares closed at P800 per common share on 11 November 2003.

The rationale for the disposal by STI and Ayala is to increase the liquidity of Globe shares in the market and to meet the growing demand for Globe shares.

As a result of the disposal, STI's shareholding in Globe will be reduced to approximately 40 per cent. There are no current plans for STI to reduce its shareholding further.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated: 12 November 2003

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 12/11/2003 to the SGX

MASNET No. 24 OF 10.11.2003
Announcement No. 24

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- AGREEMENT WITH DEUTSCHE TELEKOM IN RELATION TO ASIACOM SHARES

Further to the announcement made by Singapore Telecommunications Limited (" SingTel") on 22 October 2003, SingTel wishes to announce that its wholly-owned subsidiary, Singapore Telecom International Pte Ltd ("STI"), has also entered into a sale and purchase agreement to acquire the 3,423,000 Class B common shares held by DeTeAsia Holding GmbH ("DT") in Asiacom Philippines, Inc. (Asiacom") for an aggregate cash consideration of P191,977,816, or P56 per share. The purchase consideration was arrived at on a willing-seller willing-buyer basis. In arriving at the purchase consideration, STI took into account the dividends on the preference shares owned by Asiacom in Globe Telecom, Inc. ("Globe"). Asiacom's unaudited net tangible asset per share as of 30 September 2003 is P56.

Asiacom is the holding company of Globe and owns 53.1 per cent of the voting shares in Globe. On completion of this acquisition, SingTel will increase its shareholding in Asiacom from 20 per cent. to 40 per cent.

By Order of the Board

Lim Li Ching (Ms)
Assistant Company Secretary

Dated : 10 November 2003

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 10/11/2003 to the SGX

MASNET No. 13 OF 11.11.2003
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel is first Asian carrier to offer roaming signalling message conversion between GSM900/1800 and GSM850/1900 networks

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR 11Nov03.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 11/11/2003 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel is first Asian carrier to offer roaming signalling message conversion between GSM900/1800 and GSM850/1900 networks

Singapore, 11 November 2003 – Singapore Telecommunications Limited (SingTel) today announced its collaboration with TSI Telecommunication Services Inc. (TSI), a global communications technology company based in the USA, to provide a new international wholesale service, ANSI/ITU Signalling Conversion Service.

SingTel is the first carrier in Asia to offer TSI's conversion service to mobile operators, including SingTel's regional mobile associates. Commercial service is expected to begin middle of next month.

This service works by converting mobile roaming signalling messages based on the ANSI (American National Standards Institute) standards used primarily in North America to those based on the ITU (International Telecommunications Union) standards used in other regions, and vice-versa.

The conversion is needed to enable mobile operators in North America (operating GSM850/1900 networks), and in other parts of the world (operating GSM900/1800 networks) to offer their customers international roaming on each other's networks.

Up till now, wireless carriers in Asia have had to go through conversion systems provided exclusively by US service providers to facilitate interoperability between the different signalling standards.

Mr Richard Tan, SingTel's Vice-President (International Carrier Business), said: "By partnering TSI, SingTel is now able to offer mobile operators in Asia an alternative gateway to enhance their connectivity to North America. More importantly, SingTel can potentially help regional operators reduce their costs in signalling conversion."

Michael O'Brien, TSI's Vice-President (Marketing), said: "SingTel is recognised as a world leader in deploying cutting edge technologies and services in the Asia-Pacific. We are pleased to work with SingTel to offer our in-house developed signalling conversion system. It is a significant step for TSI in growing our business in the Asia-Pacific by partnering with SingTel."

Apart from the ANSI/ITU Signalling Conversion Service, SingTel also offers a complete suite of mobile connectivity products such as GPRS Roaming Exchange (GRX), which provides one of the most extensive geographical packet data roaming coverage among GRX providers worldwide.

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About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving close to 41 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

About TSI Telecommunication Services Inc.

TSI Telecommunication Services Inc. (TSI) is a global communications technology company specializing in innovative business and network engineering solutions that manage and interconnect voice and data systems in 30 countries throughout North America, Central and Latin America, Asia Pacific and Europe. TSI provides technology interoperability, network services and call processing to more than 275 customers representing mobile operators, wireline carriers and emerging telecom market entrants. Products include SS7 intelligent network solutions, clearing and settlement services, voice and data roaming facilitation, fraud management, revenue enhancement solutions and more than 25 other integrated services. TSI is a privately owned corporation headquartered in Tampa, Fla., U.S.A., with offices in major cities throughout the United States and offices in London, Luxembourg, Beijing and Hong Kong.

MASNET No. 9 OF 10.11.2003
Announcement No. 9

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel announces changes in corporate appointments

Attached is a news release made by Singapore Telecommunications Limited on the above.

release 10nov03.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 10/11/2003 to the SGX

News Release

SingTel announces changes in corporate appointments

Singapore, 10 November 2003 – Singapore Telecommunications Limited (SingTel) today announced that Mr Lim Chuan Poh, presently SingTel's Executive Vice President (Corporate Business), and Mr Lucas Chow, presently SingTel's Executive Vice President (Consumer Business), will swap their corporate appointments on 1 April 2004.

Mr Lim will also succeed Mr Chow as CEO of SingTel Mobile on the same date. Besides managing SingTel's domestic consumer business, Mr Lim will take the lead to drive the Group's regional mobile strategy and align the efforts of SingTel, Optus and mobile associates in the region.

SingTel's regional mobile customer base has increased significantly in recent years to about 41 million, the largest multi-market mobile franchise in Asia. In Singapore, the Consumer Business unit has enjoyed significant success with its ADSL broadband and wireless data services. SingTel has 99 per cent market share of the fixed line market despite the full liberalisation of the telecommunications market since April 2000.

Mr Chow will provide leadership to the Corporate Business team to serve the needs of the Group's corporate customers, including many Fortune 500 companies. He will also oversee the 31 SingTel Global Offices (SGOs) which support the provision of seamless cross-border services to multinational clients.

Through its extensive and growing network of SGOs, SingTel has successfully developed its regional data business and captured an increasing share of data traffic that do not originate or terminate in Singapore. In Singapore, the Corporate Business unit has also successfully defended SingTel's leadership position in IDD services, with a current market share of 77 per cent despite intense competition in the last three years.

Mr Lee Hsien Yang, SingTel's President & CEO, said: "Corporate Business and Consumer Business are the two largest business units of SingTel's Singapore operations, accounting for more than S$3.5 billion in revenues in the last financial year.

"The swap in roles between Chuan Poh and Lucas is part of the Group's effort to promote job rotation in order to develop more cross functional expertise among its senior executives. This will ultimately strengthen the depth of SingTel's management bench."

Messrs Lim and Chow will continue to report to Mr Lim Toon, SingTel's Chief Operating Officer, in their new positions. Both gentlemen joined SingTel in 1998 and had many years of corporate and industry experience prior to that. Their curricula vitae are attached.

SingTel

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 41 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

SingTel

Lim Chuan Poh

Executive Vice President (Corporate Business)

Lim Chuan Poh joined SingTel in October 1998 as Chief Executive for the Fixed Line Services Directorate. He was then responsible for SingTel's fixed line services for the local residential and business sectors as well as multimedia services, directory publishing and property management.

Chuan Poh was appointed Executive Vice President (Corporate Business) in April 1999. The group serves SingTel's corporate customers with a full suite of telecommunication services, including customised solutions to meet the needs of the enterprise customers. To meet the stringent service level requirements of corporate customers, the group also manages and operate its own local and international networks.

Under the group there are five business units – Account Management, Corporate Business Marketing, Corporate Products, Managed Hosting Services and SingTel Global Offices, which are currently located in 14 countries providing services to regional and global customers.

Prior to joining SingTel, Chuan Poh served in various senior appointments in the Ministry of the Environment, the Telecommunication Authority of Singapore and the Ministry of Communications. His last appointment before joining SingTel was as Deputy Secretary in the Ministry of Communications.

Chuan Poh graduated with an Honours degree in Engineering Science from Oxford University in 1978 and obtained a Masters degree in Public Health Engineering from the University of London, Imperial College in 1988. He was awarded the Public Administration Medal (Silver) by the President of the Republic of Singapore in 1997.

Chuan Poh is currently a director in various companies and SingTel associates/subsidiaries including Asiatravel.Com Holdings Ltd and Globe Telecom.

Lucas Chow

Executive Vice President (Consumer Business)
Chief Executive Officer, SingTel Mobile

Lucas Chow joined SingTel in May 1998 as Group Director (Total Quality). Six months later, he assumed the position of Chief Executive Officer of SingTel Mobile.

Lucas was appointed SingTel's Executive Vice President (Consumer Business) in July 2000. His responsibilities include setting the business strategy for the consumer market, focusing on residential, multimedia and mobile communications services. The Consumer Business Group also looks after the telecommunications needs of the SMEs in Singapore.

Under his leadership, SingTel's mobile and broadband business units continue to maintain their leadership positions in Singapore's highly competitive markets. SingTel Mobile was voted the 'Best Asian GSM Operator' in 2000 and 2002 by industry publication, *TelecomAsia*. Lucas has been instrumental in maintaining the market leadership for key consumer services such as telephony and paging.

Besides his role as the Chairman of the Corporate Marketing Council which sets the overall marketing strategy for SingTel, Lucas is also the Chairman of SingTel *Touching Lives Fund* and is responsible for its fund raising campaigns. This year, $1.8 million were successfully raised for charity through the *Fund*.

Outside of Singapore, Lucas sits on several boards of SingTel's associated companies in the region such as AIS and Globe Telecom. Lucas is the driver behind SingTel's regional mobile initiatives, responsible for setting joint goals for SingTel Mobile and its regional associates.

Lucas represents the interests of SingTel's mobile business unit in the GSM Association, an international body. He currently sits on the Board of the Association and is a member of its Nominating Committee.

Before joining SingTel, Lucas held several senior positions in Hewlett Packard where he worked for almost 20 years. He graduated with a Bachelor of Science (Honors) from the University of Aston, Birmingham (United Kingdom) in 1978.

MASNET No. 43 OF 07.11.2003
Announcement No. 59

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Bee Ling
Date of notice to company:	06/11/2003
Date of change of interest:	05/11/2003
Name of registered holder:	Lim Bee Ling
Circumstance(s) giving rise to the interest:	Exercise of share options/convertibles

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	30,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held before the transaction: **% of issued share capital:**	3,540
No. of shares held after the transaction: **% of issued share capital:**	33,540

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,680	3,540
No. of shares held after the transaction: **% of issued share capital:**	1,680	33,540
Total shares:	1,680	33,540

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 07/11/2003, the date of receipt of the notice, to the SGX